

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 22, 2015

Desmond Deschambeault
President
DD's Deluxe Rod Holder, Inc.
Unit 171 – 2A – 15 Worobetz Place
Saskatoon, SK, S7L6R4
Canada

> **Re: DD's Deluxe Rod Holder, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed September 9, 2015**
> **File No. 333-204518**

Dear Mr. Deschambeault:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Page numbers greatly facilitate our review; please tell us where you have amended your document in response to our comments.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2015 letter.

General

1. Please update your financial statements in accordance with Rule 8-03 of Regulation S-X.

You may contact Kristin Shifflett at (202) 551-3381, or Melissa Raminpour at (202)551-3379 if you have questions regarding comments on the financial statements and related matters.

Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure